Ms. Christina DiAngelo-Fettig

Senior Staff Accountant

U.S. Security and Exchange Commission

Division of Investment Management

Office of Disclosure and Review

100 F Street, NE

Washington, DC 20549

Re:  Tanaka Funds Inc.

File Nos. 333-47207 and 811-08683

Dear Ms. DiAngelo-Fettig:

Following up your review, please find management’s responses.

Comment:

Form N-1A Item 27d7 – did not see disclosure in 11-30 report.  The disclosure is in regards to internet distribution to shareholders.

Response:

Will include by filing an amended filing of the 11-30-2018 annual report.

Comment:

Item 4(c) needs to state the nature of the tax fees.

Response:

The tax fees were for the preparation of the fund’s tax return.  They will be disclosed in the amended annual report.

Comment:

Item 4(e) states to disclose the percentage of services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2‐01 of Regulation S‐X.

Response:

This should have showed 0% since all fees were pre-approved.  This will be corrected on the amended annual report showing 0% for services that were pre-approved by the audit committee.

Comment:

On the 11-30-2018 annual report, values were missing from Statement of Operations.

Response:

This happened in the Edgar process.  It will be corrected on the amended 11-30-2018 annual report.

Comment:

Update certifications to amended filing date.

Response:

Will update on the amended 11-30-2018 annual report.

Comment:

Please confirm the Fund followed Regulation S-X, Article 607(2)(g)(2) on the 11-30-2018 annual report

Response:

It will be confirmed that Regulation S-X, Article 607(2)(g)(2) will be followed on the 11-30-2018 amended annual report.

Comment:

Please follow N-1A reference 27(b)(1) in regards to expense example disclosure.  The narrative excludes some requirements.

Response:

The Fund will add language to the expense example in the 11-30-2018 annual report to comply with N-1A requirements.

Comment:

In the investment advisory agreement renewal disclosure, a statement was made that the adviser has been subsidizing the fund since inception, but the adviser has not waive fees in the past two years.

Response:

The language will be updated in the amended 11-30-2018 annual report.

Comment:

Form N-CEN filed on February 13, Item B.10 asks if any matters were submitted for vote during the period.  The questions was answered “yes” but no items were submitted for shareholder approval.

Response:

This will be corrected going forward.

Should you have any additional questions, please contact me.

Sincerely,

/s/ Graham Tanaka